EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports record 2023 operating and financial results driven by solid execution
Increases common share dividend for the twenty-fourth consecutive year
CALGARY, Alberta – February 16, 2024 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its fourth quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, “By remaining focused on a clearly defined set of priorities emphasizing project execution, safety and operational excellence, we delivered record operational performance and financial results. 2023 marks one of the most transformational years for TC Energy – we reached mechanical completion on the Coastal GasLink pipeline project, announced our intention to spin off the Liquids Pipelines business and enhanced our financial strength through our asset divestiture program. Underpinned by our strong performance, TC Energy’s Board of Directors approved a dividend increase of 3.2 per cent for the quarter ending March 31, 2024, equivalent to $3.84 per common share on an annualized basis. This represents our twenty-fourth consecutive year of dividend growth.” Poirier continued, “As we look to 2024, our strategic priorities remain in pursuit of maximizing the value of our assets, safely executing our major projects on time and budget and further enhancing our balance sheet strength and flexibility.”
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Fourth quarter 2023 financial results:
◦Delivered approximately 16 per cent growth in comparable EBITDA1 of $3.1 billion compared to $2.7 billion in fourth quarter 2022 and segmented earnings of $2.3 billion compared to segmented losses of $1.0 billion in fourth quarter 2022
◦Comparable earnings per common share1 of $1.35 in fourth quarter 2023 increased 22 per cent compared to $1.11 in fourth quarter 2022 and net income per common share of $1.41 in fourth quarter 2023 compared to net loss per common share of $1.42 in fourth quarter 2022
•Year ended December 31, 2023 financial results:
◦Delivered approximately 11 per cent growth in 2023 comparable EBITDA of $11.0 billion compared to $9.9 billion in 2022 and segmented earnings of $6.1 billion compared to $3.6 billion in 2022
◦Five per cent increase in comparable earnings per common share of $4.52 in 2023 compared to $4.30 in 2022 and net income per common share of $2.75 in 2023 compared to $0.64 in 2022
•Strong fourth quarter 2023 results were underpinned by the continued reliability, availability and exceptional operational performance of our assets. While our Natural Gas Pipelines business is not exposed to material volumetric or commodity price risks, strong utilization rates demonstrate the demand for our services and the longer-term criticality of our assets
◦Total NGTL System deliveries averaged 14.5 Bcf/d, largely consistent relative to fourth quarter 2022
◦U.S. Natural Gas Pipelines deliveries to power generators continued to grow, setting a record of 2.8 Bcf/d during fourth quarter 2023, up 16 per cent relative to fourth quarter 2022
◦U.S. Natural Gas Pipelines daily average flows were 27.7 Bcf/d, in line with fourth quarter 2022
◦Gas Transmission Northwest (GTN) system achieved an all-time delivery record of 3.1 Bcf on November 11, 2023
◦The Keystone Pipeline System achieved approximately 92 per cent operational reliability during fourth quarter 2023
◦Continued strong demand across the Keystone Pipeline System
1    Comparable EBITDA and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings (losses) and Net income (loss) per common share. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.

◦Bruce Power achieved approximately 85 per cent availability in fourth quarter 2023 reflecting a planned outage on Unit 8, and approximately 92 per cent overall availability in 2023, with Unit 6 returning to service in September 2023 ahead of schedule and within budget
◦Alberta cogeneration power plant fleet achieved 98.7 per cent availability
•Following mechanical completion, required pipeline commissioning activities were completed on the Coastal GasLink project and the pipeline was ready to deliver natural gas to the LNG Canada facility in fourth quarter 2023. These milestones entitle Coastal GasLink LP to receive a $200 million incentive payment from LNG Canada. In accordance with the contractual terms between the Coastal GasLink LP partners, this amount accrues in full to TC Energy as the project developer, was recorded in fourth quarter 2023 and was settled through a cash distribution on February 12, 2024
◦Excluding earnings from Coastal GasLink related to the recognition of the $200 million incentive payment, TC Energy delivered approximately nine per cent growth in comparable EBITDA in 2023 compared to 2022
•Reaffirming 2024 outlook:
◦Comparable EBITDA outlook for 2024 is expected to be $11.2 to $11.5 billion and remains consistent with our November 2023 Investor Day, with growth related to increased comparable EBITDA from the NGTL System due to the advancement of expansion programs, the full-year impact of projects placed into service in 2023, including Bruce Power Unit 6 which returned to service in September, along with new projects anticipated to be placed in service in 2024
◦Comparable earnings per common share is expected to be lower than 2023 due to the net impact of higher net income attributable to non-controlling interests as a result of the sale of a 40 per cent non-controlling equity interest in Columbia Gas Transmission, LLC (Columbia Gas) and Columbia Gulf Transmission, LLC (Columbia Gulf) in 2023, partially offset by increased comparable EBITDA and higher AFUDC related to increased capital expenditures on the Southeast Gateway pipeline project
◦Our 2024 comparable EBITDA and comparable earnings per common share outlooks reflect a full year impact of contributions from the Liquids Pipelines business and does not take into consideration the potential impact of the         $3.0 billion capital rotation program or proposed spinoff of the Liquids Pipelines business (the spinoff Transaction) that is subject to TC Energy shareholder and court approvals, favourable tax rulings, other regulatory approvals and satisfaction of other customary closing conditions
◦2024 capital expenditures are anticipated to be approximately $8.5 to $9.0 billion on a gross basis including capitalized interest, or approximately $8.0 to $8.5 billion on a net basis after considering non-controlling interests. The majority of our 2024 program is focused on the advancement of the Southeast Gateway pipeline project, U.S. Natural Gas Pipelines projects, post-construction and reclamation activities on the Coastal GasLink pipeline project, the Bruce Power Major Component Replacement (MCR) programs, and normal course maintenance capital expenditures
•TC Energy’s Board of Directors approved a 3.2 per cent increase in the quarterly common share dividend to $0.96 per common share for the quarter ending March 31, 2024, equivalent to $3.84 per common share on an annualized basis
•Placed approximately $5.3 billion of projects in service in 2023 on budget, and expect to place approximately $7.0 billion of new projects in service in 2024
•Advanced our capital rotation program in 2023, with $3.0 billion of incremental asset sales expected to be completed by year end 2024
•Closed the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf to Global Infrastructure Partners (GIP) for total cash proceeds of $5.3 billion (US$3.9 billion). Preceding the close of the equity sale, on August 8, 2023, Columbia Pipelines Operating Company LLC and Columbia Pipelines Holding Company LLC issued US$4.6 billion and US$1.0 billion of long-term, senior unsecured debt, respectively. Net proceeds from the offerings were used to repay existing intercompany indebtedness with TC Energy entities and directed towards reducing leverage
•Named Van Dafoe as incoming Senior Vice-President and Chief Financial Officer (CFO) and Lori Muratta as incoming Senior Vice-President and General Counsel (GC) at South Bow Corporation (South Bow) to continue to progress the spinoff Transaction. The Company has received a favourable tax ruling from the IRS on the spinoff Transaction and is continuing to work collaboratively with the CRA on obtaining a favourable tax ruling in Canada
•FERC approved the VR and WR projects in November and December 2023, respectively

•Placed the US$0.1 billion Virginia Electrification project in service in February 2024, on time and on budget
•Approved the US$0.9 billion Heartland project in February 2024, which is an expansion project on our ANR System that is expected to increase capacity and improve system reliability with an anticipated in-service date in late 2027
•The final cost and schedule estimate for the Bruce Power Unit 4 MCR program was submitted to the Independent Electricity System Operator (IESO) on December 13, 2023, and received IESO approval on February 8, 2024. The Unit 4 MCR is expected to commence in first quarter 2025 and is expected to be completed in 2028
•The noted approved projects fit within the capital plan disclosed at our 2023 Investor Day. We remain committed to limiting annual net capital expenditures to $6.0 to $7.0 billion, with a bias to the lower end beyond 2024.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2023	2022	2023	2022

Income
Net income (loss) attributable to common shares	1,463	(1,447)	2,829	641
per common share – basic	$1.41	($1.42)	$2.75	$0.64

Segmented earnings (losses)
Canadian Natural Gas Pipelines	692	(2,592)	(90)	(1,440)
U.S. Natural Gas Pipelines	955	882	3,531	2,617
Mexico Natural Gas Pipelines	150	96	796	491
Liquids Pipelines	309	322	1,011	1,123
Power and Energy Solutions	263	298	1,004	833
Corporate	(42)	(4)	(116)	8
Total segmented earnings (losses)	2,327	(998)	6,136	3,632

Comparable EBITDA
Canadian Natural Gas Pipelines	1,034	768	3,335	2,806
U.S. Natural Gas Pipelines	1,225	1,141	4,385	4,089
Mexico Natural Gas Pipelines	208	211	805	753
Liquids Pipelines	379	364	1,457	1,366
Power and Energy Solutions	266	203	1,020	907
Corporate	(5)	(4)	(14)	(20)
Comparable EBITDA	3,107	2,683	10,988	9,901
Depreciation and amortization	(717)	(670)	(2,778)	(2,584)
Interest expense included in comparable earnings	(840)	(722)	(3,253)	(2,588)
Allowance for funds used during construction	132	115	575	369
Foreign exchange gains (losses), net included in comparable earnings	40	(40)	118	(8)
Interest income and other included in comparable earnings	121	53	278	146
Income tax (expense) recovery included in comparable earnings	(288)	(259)	(1,037)	(813)
Net (income) loss attributable to non-controlling interests	(128)	(9)	(146)	(37)
Preferred share dividends	(24)	(22)	(93)	(107)
Comparable earnings	1,403	1,129	4,652	4,279
Comparable earnings per common share	$1.35	$1.11	$4.52	$4.30

Net cash provided by operations	1,860	2,025	7,268	6,375
Comparable funds generated from operations[i]	2,405	2,285	7,980	7,353
Capital spendingii	2,985	3,139	12,298	8,961
Acquisitions, net of cash acquired	(5)	—	(307)	—
Proceeds from sale of assets, net of transaction costs	33	—	33	—
Disposition of equity interest, net of transaction costsiii	5,328	—	5,328	—

Dividends declared
per common share	$0.93	$0.90	$3.72	$3.60

Basic common shares outstanding (millions)
– weighted average for the period	1,037	1,016	1,030	995
– issued and outstanding at end of period	1,037	1,018	1,037	1,018
i    Comparable funds generated from operations is a non-GAAP measure used throughout this release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is Net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.
ii    Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments.
iii     Included in Financing activities in the Condensed consolidated statement of cash flows.

CEO Message
Driven by solid execution throughout 2023, our unparalleled asset base continued to generate strong operational and financial results, delivering record comparable EBITDA and comparable earnings per common share. Our collective efforts in 2023 continued to set the stage for a transformative period for TC Energy. Guided by a clear set of strategic priorities for 2023, including project execution, enhancing balance sheet strength, and maximizing the value of our asset base, TC Energy was successful in delivering on our commitments.
Project execution
In 2023, we placed approximately $5.3 billion of projects in service on budget, including various expansion projects on our NGTL System, the lateral section of our Villa de Reyes pipeline and the Unit 6 MCR at Bruce Power, which was completed ahead of schedule and within budget.
In November 2023, the Coastal GasLink pipeline project achieved mechanical completion ahead of our year end 2023 target, completed required pipeline commissioning activities and was ready to deliver natural gas to the LNG Canada facility in fourth quarter 2023. The achievement of these monumental milestones entitle Coastal GasLink LP to receive a $200 million incentive payment from LNG Canada. In accordance with the contractual terms between the Coastal GasLink LP partners, this amount accrues in full to TC Energy as the project developer and was settled through a cash distribution on February 12, 2024. With construction and required commissioning activities now complete, post-construction and reclamation activities will continue throughout 2024. The project remains on track with its cost estimate of approximately $14.5 billion and Coastal GasLink LP will continue to pursue contractor cost recoveries.
We also achieved significant progress on the Southeast Gateway pipeline project in 2023. In addition to closing land rights, right of ways negotiation and obtaining critical permits for construction, offshore installation began in December 2023 and is progressing on schedule, along with all onshore facilities. The project continues to progress on time and on budget, with commercial in-service expected by mid-2025.
We will continue to develop quality projects within our secured capital program, with approximately $7.0 billion of assets expected to be placed in service in 2024. Our commitment to limiting annual net capital expenditures to $6.0 to $7.0 billion, with a bias to the lower end beyond 2024, will not waver. We believe that adhering to our net capital expenditure limit beyond 2024 will allow TC Energy to continue delivering an attractive and sustainable dividend growth rate of three to five per cent.
Firmly on a path to enhancing balance sheet strength
We have a clearly defined path to reach our 4.75 times debt-to-EBITDA2 target by year end 2024, which represents the upper limit we will manage to. Throughout 2023, we made significant progress towards reducing leverage, including successfully completing the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf for total cash proceeds of $5.3 billion (US$3.9 billion). In addition, we are continuing to evaluate an incremental $3.0 billion of capital rotation opportunities, which we expect to complete by the end of 2024. Project execution and continued growth in comparable EBITDA will support further deleveraging, in addition to liability management opportunities related to the spinoff Transaction, subject to TC Energy shareholder and court approvals, favourable tax rulings, other regulatory approvals and satisfaction of other customary closing conditions.

2     Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculated debt-to-EBITDA. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. See the Forward-looking information Non-GAAP measures and Reconciliation sections for more information.

Maximizing the value of our assets through safety and operational excellence
Throughout fourth quarter 2023, we continued to see strong, sustained demand for our assets and services that further supported the delivery of record results. Within our integrated natural gas pipelines business, total NGTL System deliveries in Canada averaged 14.5 Bcf/d and various pipelines in the U.S. achieved record throughput volumes. The GTN system achieved a delivery record of 3.1 Bcf on November 11, 2023, Tuscarora Gas Transmission System achieved a delivery record of 0.2 Bcf on November 30, 2023, and the Portland Natural Gas Transmission System achieved a delivery record of 0.5 Bcf on         December 12, 2023. Within the Liquids Pipelines business, the Keystone Pipeline System achieved approximately 92 per cent operational reliability during the quarter, consistent with the Keystone Pipeline System’s full-year 2023 operational reliability. Bruce Power achieved approximately 85 per cent availability during the quarter reflecting a planned outage on Unit 8, and approximately 92 per cent overall availability in 2023, while our Alberta cogeneration power plant fleet experienced 98.7 per cent availability during the quarter.
Advancing proposed Liquids Pipelines business spinoff
The Separation Management Office continues to make important progress on the spinoff Transaction. Van Dafoe has been named incoming Senior Vice-President and CFO at South Bow. With over 30 years of experience in the energy industry, including serving as CFO of a public company for eight years, Van will be instrumental in managing South Bow's finance, accounting, risk, investor relations activities and information services. On February 1, 2024, Lori Muratta was named as incoming Senior Vice-President and General Counsel at South Bow. With over 20 years of experience in the energy industry and 30 years practicing law, Lori will be instrumental in overseeing South Bow's legal, compliance and regulatory activities. The Company has received a favourable tax ruling from the IRS on the spinoff Transaction and is continuing to work collaboratively with the CRA on obtaining a favourable tax ruling in Canada.
We continue to identify experienced board candidates for South Bow and anticipate the full slate of directors and other information to be described in the Management Information Circular to be filed prior to the shareholder meeting and related vote, which remains on track to take place in mid-2024.
Dividend declaration, 2024 outlook and strategic priorities
Based on the confidence of our business plans, TC Energy’s Board of Directors declared a quarterly dividend of $0.96 per common share for the quarter ending March 31, 2024, equivalent to $3.84 per common share on an annualized basis, an increase of 3.2 per cent. This is the twenty-fourth consecutive year the Board has raised the dividend. Looking to our 2024 outlook, 2024 comparable EBITDA is expected to be $11.2 to $11.5 billion and remains consistent with our November 2023 Investor Day, with growth related to increased comparable EBITDA from the NGTL System due to the advancement of expansion programs, the full-year impact of projects placed in service in 2023 and anticipated projects to be placed in service in 2024. We expect 2024 comparable earnings per common share to be lower than 2023 due to the net impact of higher net income attributable to non-controlling interests as a result of the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf in 2023, partially offset by the increase in comparable EBITDA and higher AFUDC related to the Southeast Gateway pipeline project. We anticipate our net capital expenditures3 in 2024 to be approximately         $8.0 to $8.5 billion after consideration of non-controlling interests in the capital expenditures of the entities we control.
We will remain focused on our clearly defined set of strategic priorities as we look to 2024. TC Energy is steadfast in our commitment to executing projects on time and on budget, enhancing our balance sheet strength and flexibility as we continue to achieve our debt-to-EBITDA leverage target, and maximizing the value of our assets while continuing to safely, reliably and affordably deliver the energy the world needs, every day.

3     Net capital expenditures is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is capital expenditures. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of the news release.

Teleconference and Webcast
We will hold a teleconference and webcast on Friday, February 16, 2024 at 6:30 a.m. (MST) / 8:30 a.m. (EST) to discuss our fourth quarter 2023 financial results and company developments. Presenters will include François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/investors/events or via the following URL: https://www.gowebcasting.com/13118. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EST on February 23, 2024. Please call 1.855.669.9658 and enter passcode 0635.
The audited annual Consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure – while innovating and modernizing to reduce emissions from our business. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements regarding Coastal GasLink, Southeast Gateway and GTN XPress projects, including mechanical completion, offshore installations, in-service dates and costs thereof, our expected comparable EBITDA and comparable earnings per common share and targeted debt-to-EBITDA leverage metric for 2024, and the sources thereof, expectations with respect to our capital rotation program, our expected net capital expenditures and dividend outlook and the spinoff Transaction, including the structure, conditions, timing and tax effect thereof. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented financial information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2023 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.
Non-GAAP Measures
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share, comparable funds generated from operations and net capital expenditures. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which is a non-GAAP measure. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) the Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) the Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, the MD&A is included in this release. The MD&A can also be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.

With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported Total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as comparable EBITDA excluding operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended December 31, 2022 and 2023.
Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDAi.

	year ended December 31
(millions of Canadian $)	2023	2022

Reported total debt	63,201	58,300
Management adjustments:
Debt treatment of preferred sharesii	1,250	1,250
Equity treatment of junior subordinated notesiii	(5,144)	(5,248)
Cash and cash equivalents	(3,678)	(620)
Operating lease liabilities	459	433
Adjusted debt	56,088	54,115

Comparable EBITDAiv	10,988	9,901
Operating lease cost	118	106
Distributions received in excess of (income) loss from equity investments	(123)	(29)
Adjusted Comparable EBITDA	10,983	9,978

Adjusted Debt/Adjusted Comparable EBITDA[i]	5.1	5.4
i    Adjusted debt and adjusted comparable EBITDA are non-GAAP financial measures. Management methodology. Individual rating agency calculations will differ.
ii    50 per cent debt treatment on $2.5 billion of preferred shares as of December 31, 2023.
iii    50 per cent equity treatment on $10.3 billion of junior subordinated notes as of December 31, 2023. U.S. dollar-denominated notes translated at         December 31, 2023, U.S./Canada foreign exchange rate of 1.32.
iv    Comparable EBITDA is a non-GAAP financial measure. See the Forward-looking information and Non-GAAP measures sections for more information.

Media Inquiries:
Media Relations
media@tcenergy.com
403.920.7859 or 800.608.7859
Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403.920.7911 or 800.361.6522

Fourth quarter 2023
Financial highlights

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2023	2022	2023	2022

Income
Revenues	4,236	4,041	15,934	14,977
Net income (loss) attributable to common shares	1,463	(1,447)	2,829	641
per common share – basic	$1.41	($1.42)	$2.75	$0.64
Comparable EBITDA[1]	3,107	2,683	10,988	9,901
Comparable earnings	1,403	1,129	4,652	4,279
per common share	$1.35	$1.11	$4.52	$4.30

Cash flows
Net cash provided by operations	1,860	2,025	7,268	6,375
Comparable funds generated from operations	2,405	2,285	7,980	7,353
Capital spending[2]	2,985	3,139	12,298	8,961
Acquisitions, net of cash acquired	(5)	—	(307)	—
Proceeds from sales of assets, net of transaction costs	33	—	33	—
Disposition of equity interest, net of transaction costs[3]	5,328	—	5,328	—

Dividends declared
per common share	$0.93	$0.90	$3.72	$3.60

Basic common shares outstanding (millions)
– weighted average for the period	1,037	1,016	1,030	995
– issued and outstanding at end of period	1,037	1,018	1,037	1,018
1Additional information on Segmented earnings (losses), the most directly comparable GAAP measure, can be found in the Consolidated results section.
2Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments.
3Included in the Financing activities section of the Condensed consolidated statement of cash flows.

FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help the reader understand management's assessment of our future plans and financial outlook and our future prospects overall.
Statements that are forward looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this news release include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion, including acquisitions
•expected cash flows and future financing options available along with portfolio management
•expectations about the new Liquids Pipelines Company, South Bow Corporation, following the anticipated completion of the proposed spinoff transaction of our Liquids Pipelines business into a separate publicly listed company, including the management and credit ratings thereof
•expectations regarding the size, structure, timing, conditions and outcome of ongoing and future transactions, including the proposed spinoff transaction and our asset divestiture program
•expected dividend growth
•expected access to and cost of capital
•expected energy demand levels
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs
•expected regulatory processes and outcomes
•statements related to our GHG emissions reduction goals
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•expected impact of future tax and accounting changes
•commitments and targets contained in our Report on Sustainability and GHG Emissions Reduction Plan
•expected industry, market and economic conditions, including their impact on our customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this news release.
Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions, divestitures, the proposed spinoff transaction and energy transition
•regulatory decisions and outcomes
•planned and unplanned outages and the use of our pipelines, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates
•access to capital markets, including portfolio management
•expected industry, market and economic conditions, including the impact of these on our customers and suppliers
•inflation rates, commodity and labour prices
•interest, tax and foreign exchange rates
•nature and scope of hedging.

2 | TC Energy Fourth Quarter News Release 2023

Risks and uncertainties
•realization of expected benefits from acquisitions, divestitures, the proposed spinoff transaction and energy transition
•terms, timing and completion of the proposed spinoff transaction, including the timely receipt of all necessary approvals and tax rulings
•that market or other conditions are no longer favourable to completing the proposed spinoff transaction
•business disruption during the period prior to or directly following the proposed spinoff transaction
•our ability to successfully implement our strategic priorities, including the Focus Project, and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•operating performance of our pipelines, power generation and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•amount of capacity payments and revenues from power generation assets due to plant availability
•production levels within supply basins
•construction and completion of capital projects
•cost, availability of, and inflationary pressures on, labour, equipment and materials
•availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment
•our ability to realize the value of tangible assets and contractual recoveries
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cybersecurity and technological developments
•sustainability-related risks
•impact of energy transition on our business
•economic conditions in North America, as well as globally
•global health crises, such as pandemics and epidemics, and the impacts related thereto.
You can read more about these factors and others in reports we have filed with Canadian securities regulators and the SEC, including the Management's discussion and analysis (MD&A) of our 2023 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form and other disclosure documents, which are available on SEDAR+ (www.sedarplus.ca).
TC Energy Fourth Quarter News Release 2023 | 3

NON-GAAP MEASURES
This news release references the following non-GAAP measures:
•comparable EBITDA
•comparable EBIT
•comparable earnings
•comparable earnings per common share
•funds generated from operations
•comparable funds generated from operations
•net capital expenditures.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Discussions throughout this news release on the factors impacting comparable earnings are consistent with the factors that impact net income (loss) attributable to common shares, except where noted otherwise. Discussions throughout this news release on the factors impacting comparable earnings before interest, taxes, depreciation and amortization (comparable EBITDA) and comparable earnings before interest and taxes (comparable EBIT) are consistent with the factors that impact segmented earnings, except where noted otherwise.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item in reporting comparable measures is subjective and made after careful consideration. Specific items may include:
•gains or losses on sales of assets or assets held for sale
•income tax refunds, valuation allowances and adjustments resulting from changes in legislation and enacted tax rates
•expected credit loss provisions on net investment in leases and certain contract assets in Mexico
•legal, contractual, bankruptcy and other settlements
•impairment of goodwill, plant, property and equipment, equity investments and other assets
•acquisition, integration and restructuring costs
•unrealized fair value adjustments related to risk management activities of Bruce Power's funds invested for post-retirement benefits
•unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities.
We exclude from comparable measures the unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. The changes in fair value, including our proportionate share of changes in fair value related to Bruce Power are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.
In third quarter 2023, we announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of our Liquids Pipelines business (the spinoff Transaction). A separation management office was established to guide the successful coordination and governance between the two entities, including the development of a separation agreement and transition service agreement. Liquids Pipelines business separation costs related to the spinoff Transaction include internal costs related to separation activities, legal, tax, audit and other consulting fees, which are recognized in the results of our Liquids Pipelines and Corporate segments. These items have been excluded from comparable measures as we do not consider them reflective of our ongoing underlying operations.

4 | TC Energy Fourth Quarter News Release 2023

In second quarter 2023, we accrued an additional amount for environmental remediation costs related to the Milepost 14 incident. We have appropriate insurance policies in place and we believe that it remains probable that the majority of the environmental remediation costs will be eligible for recovery under our existing insurance coverage. We expect to receive a portion of these insurance proceeds from our wholly-owned captive insurance subsidiary, which resulted in an impact to net income in the consolidated financial results of TC Energy in second quarter 2023. This amount has been excluded from comparable measures as it is not reflective of our ongoing underlying operations.
In first quarter 2023, TransCanada PipeLines Limited (TCPL) entered into an unsecured revolving credit facility with Transportadora de Gas Natural de la Huasteca (TGNH). The loan receivable and loan payable are eliminated upon consolidation; however, due to differences in the currency that each entity reports its financial results, there is an impact to net income reflecting the translation of the loan receivable and payable to TC Energy's reporting currency. As the amounts do not accurately reflect what will be realized at settlement, beginning in second quarter 2023, we excluded from comparable measures the unrealized foreign exchange gains and losses on the loan receivable, as well as the corresponding unrealized foreign exchange gains and losses on the loan payable.
In 2022, we launched the Focus Project to identify opportunities to improve safety, productivity and cost-effectiveness and to date have identified a broad set of opportunities expected to improve safety and financial performance over the long term. Certain initiatives have been implemented and we expect to continue designing and implementing additional initiatives beyond 2023, with benefits in the form of enhanced safety, productivity and cost-effectiveness expected to be realized in the future. Beginning in 2023, we recognized expenses in Plant operating costs and other, primarily related to Focus Project costs for external consulting and severance, some of which are not recoverable through regulatory and commercial tolling structures. These amounts have been excluded from comparable measures as they are not reflective of our ongoing underlying operations.
Prior to full repayment in first quarter 2022, we excluded from comparable measures the unrealized foreign exchange gains and losses on the peso-denominated loan receivable from an affiliate, as well as the corresponding proportionate share of Sur de Texas foreign exchange gains and losses, as the amounts did not accurately reflect the gains and losses that would be realized at settlement. These amounts offset within each reporting period, resulting in no impact on net income.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures:

Comparable measure	GAAP measure

comparable EBITDA	segmented earnings (losses)
comparable EBIT	segmented earnings (losses)
comparable earnings	net income (loss) attributable to common shares
comparable earnings per common share	net income (loss) per common share
funds generated from operations	net cash provided by operations
comparable funds generated from operations	net cash provided by operations
net capital expenditures	capital expenditures
Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings (losses) adjusted for certain specific items, excluding charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT represents segmented earnings (losses) adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to each business segment for a reconciliation to segmented earnings (losses).
TC Energy Fourth Quarter News Release 2023 | 5

Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings (losses), Interest expense, AFUDC, Foreign exchange gains (losses), net, Interest income and other, Income tax (expense) recovery, Net (income) loss attributable to non-controlling interests and Preferred share dividends, adjusted for specific items. Refer to the Consolidated results section for reconciliations to Net income (loss) attributable to common shares and Net income (loss) per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. The components of changes in working capital are disclosed in our Consolidated financial statements of our 2023 Annual Report. We believe funds generated from operations is a useful measure of our consolidated operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash-generating ability of our businesses. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. Refer to the Cash provided by operating activities section for a reconciliation to Net cash provided by operations.
Net capital expenditures
Net capital expenditures represents capital expenditures, including growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. We use net capital expenditures as we believe it is a useful measure of our cash flow used for capital reinvestment.
6 | TC Energy Fourth Quarter News Release 2023

Consolidated results - fourth quarter 2023

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2023	2022	2023	2022

Canadian Natural Gas Pipelines	692	(2,592)	(90)	(1,440)
U.S. Natural Gas Pipelines	955	882	3,531	2,617
Mexico Natural Gas Pipelines	150	96	796	491
Liquids Pipelines	309	322	1,011	1,123
Power and Energy Solutions	263	298	1,004	833
Corporate	(42)	(4)	(116)	8
Total segmented earnings (losses)	2,327	(998)	6,136	3,632
Interest expense	(845)	(722)	(3,263)	(2,588)
Allowance for funds used during construction	132	115	575	369
Foreign exchange gains (losses), net	89	132	320	(185)
Interest income and other	121	53	242	146
Income (loss) before income taxes	1,824	(1,420)	4,010	1,374
Income tax (expense) recovery	(209)	4	(942)	(589)
Net income (loss)	1,615	(1,416)	3,068	785
Net (income) loss attributable to non-controlling interests	(128)	(9)	(146)	(37)
Net income (loss) attributable to controlling interests	1,487	(1,425)	2,922	748
Preferred share dividends	(24)	(22)	(93)	(107)
Net income (loss) attributable to common shares	1,463	(1,447)	2,829	641
Net income (loss) per common share – basic	$1.41	($1.42)	$2.75	$0.64
Net income (loss) attributable to common shares increased by $2.9 billion or $2.83 per common share for the three months ended December 31, 2023 compared to the same period in 2022. The significant increase for the three months ended December 31, 2023 is primarily due to the net effect of the specific items mentioned below. Net income per common share in both periods also reflect the impact of common shares issued in 2023 and 2022.
Fourth quarter 2023 results included:
•a $74 million income tax recovery related to a revised assessment of the valuation allowance and non-taxable capital losses on our equity investment in Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP)
•an $18 million after-tax recovery related to the net impact of a U.S. minimum tax recovery on the 2021 Keystone XL asset impairment charge and other and a gain on the sale of Keystone XL project assets, offset partially by adjustments to the estimate for contractual and legal obligations related to termination activities
•an after-tax unrealized foreign exchange loss of $55 million on the peso-denominated intercompany loan between TCPL and TGNH
•a $25 million after-tax loss on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico
•an after-tax charge of $23 million due to Liquids Pipelines business separation costs related to the spinoff Transaction
•a $9 million after-tax expense related to Focus Project costs
•carrying charges of $4 million after tax as a result of a charge related to the FERC Administrative Law Judge initial decision on Keystone issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022
•preservation and other costs for Keystone XL pipeline project assets of $4 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge.

TC Energy Fourth Quarter News Release 2023 | 7

Fourth quarter 2022 results included:
•an after-tax impairment charge of $2.6 billion related to our equity investment in Coastal GasLink LP
•a $64 million after-tax expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico
•$20 million after-tax charge due to the CER decision on Keystone issued in December 2022 in respect of a tolling-related complaint pertaining to amounts reflected in 2021 and 2020
•preservation and other costs for Keystone XL pipeline project assets of $8 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge
•a $5 million after-tax net expense related to the 2021 Keystone XL asset impairment charge and other due to U.S. minimum tax, partially offset by the gain on the sale of Keystone XL project assets and adjustments to the estimate for contractual and legal obligations related to termination activities
•a $1 million income tax expense for the settlement related to prior years' income tax assessments in Mexico.
Net income in each period included unrealized gains and losses on our proportionate share of Bruce Power's fair value adjustment on funds invested for post-retirement benefits and derivatives related to its risk management activities, as well as unrealized gains and losses from changes in our risk management activities, all of which we exclude along with the above noted items, to arrive at comparable earnings. A reconciliation of Net income (loss) attributable to common shares to comparable earnings is shown in the following table.
8 | TC Energy Fourth Quarter News Release 2023

RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHARES TO COMPARABLE EARNINGS

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2023	2022	2023	2022

Net income (loss) attributable to common shares	1,463	(1,447)	2,829	641
Specific items (net of tax):
Coastal GasLink impairment charge	(74)	2,643	1,943	2,643
Keystone XL asset impairment charge and other	(18)	5	(18)	5
Foreign exchange (gains) losses, net – intercompany loan	55	—	44	—
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	25	64	(55)	114
Liquids Pipelines business separation costs	23	—	34	—
Focus Project costs	9	—	48	—
Keystone regulatory decisions	4	20	52	20
Keystone XL preservation and other	4	8	14	19
Milepost 14 insurance expense	—	—	36	—
Great Lakes goodwill impairment charge	—	—	—	531
Settlement of Mexico prior years' income tax assessments	—	1	—	196
Bruce Power unrealized fair value adjustments	(5)	(9)	(5)	13
Risk management activities[1]	(83)	(156)	(270)	97
Comparable earnings	1,403	1,129	4,652	4,279
Net income (loss) per common share	$1.41	($1.42)	$2.75	$0.64
Specific items (net of tax):
Coastal GasLink impairment charge	(0.07)	2.60	1.89	2.66
Keystone XL asset impairment charge and other	(0.02)	—	(0.02)	0.01
Foreign exchange (gains) losses, net – intercompany loan	0.05	—	0.04	—
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	0.03	0.06	(0.05)	0.11
Liquids Pipelines business separation costs	0.02	—	0.03	—
Focus Project costs	0.01	—	0.05	—
Keystone regulatory decisions	—	0.02	0.05	0.02
Keystone XL preservation and other	—	0.01	0.01	0.02
Milepost 14 insurance expense	—	—	0.03	—
Great Lakes goodwill impairment charge	—	—	—	0.53
Settlement of Mexico prior years' income tax assessments	—	—	—	0.20
Bruce Power unrealized fair value adjustments	—	(0.01)	—	0.01
Risk management activities	(0.08)	(0.15)	(0.26)	0.10
Comparable earnings per common share	$1.35	$1.11	$4.52	$4.30
TC Energy Fourth Quarter News Release 2023 | 9

1	Risk management activities	three months ended December 31		year ended December 31
	(millions of $)	2023	2022	2023	2022
	U.S. Natural Gas Pipelines	(29)	(28)	80	(15)
	Liquids Pipelines	20	(38)	(34)	20
	Canadian Power	(6)	30	(31)	4
	U.S. Power	4	5	9	—
	Natural Gas Storage	18	67	91	11
	Foreign exchange	104	172	246	(149)
	Income tax attributable to risk management activities	(28)	(52)	(91)	32
	Total unrealized gains (losses) from risk management activities	83	156	270	(97)
COMPARABLE EBITDA TO COMPARABLE EARNINGS
Comparable EBITDA represents segmented earnings (losses) adjusted for the specific items described above and excludes charges for depreciation and amortization. For further information on our reconciliation of comparable EBITDA to segmented earnings (losses) refer to the business segment financial results sections.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2023	2022	2023	2022

Comparable EBITDA
Canadian Natural Gas Pipelines	1,034	768	3,335	2,806
U.S. Natural Gas Pipelines	1,225	1,141	4,385	4,089
Mexico Natural Gas Pipelines	208	211	805	753
Liquids Pipelines	379	364	1,457	1,366
Power and Energy Solutions	266	203	1,020	907
Corporate	(5)	(4)	(14)	(20)
Comparable EBITDA	3,107	2,683	10,988	9,901
Depreciation and amortization	(717)	(670)	(2,778)	(2,584)
Interest expense included in comparable earnings	(840)	(722)	(3,253)	(2,588)
Allowance for funds used during construction	132	115	575	369
Foreign exchange gains (losses), net included in comparable earnings	40	(40)	118	(8)
Interest income and other included in comparable earnings	121	53	278	146
Income tax (expense) recovery included in comparable earnings	(288)	(259)	(1,037)	(813)
Net (income) loss attributable to non-controlling interests	(128)	(9)	(146)	(37)
Preferred share dividends	(24)	(22)	(93)	(107)
Comparable earnings	1,403	1,129	4,652	4,279
Comparable earnings per common share	$1.35	$1.11	$4.52	$4.30
10 | TC Energy Fourth Quarter News Release 2023

Comparable EBITDA – 2023 versus 2022
Comparable EBITDA increased by $424 million for the three months ended December 31, 2023 compared to the same period in 2022 primarily due to the net effect of the following:
•increased EBITDA in Canadian Natural Gas Pipelines mainly as a result of higher earnings from Coastal GasLink related to the recognition of a $200 million incentive payment upon meeting certain milestones and higher flow-through costs and increased rate-base earnings on the NGTL System
•increased Power and Energy Solutions EBITDA attributable to higher realized Alberta natural gas storage spreads, higher contributions from Bruce Power and increased Canadian Power financial results due to higher contributions from marketing activities
•increased U.S. dollar-denominated EBITDA from U.S. Natural Gas Pipelines as a result of incremental earnings from growth and modernization projects placed in service and higher net earnings from additional contract sales, along with certain fourth quarter 2022 adjustments, partially offset by higher operational costs reflective of increased utilization and lower commodity prices related to our mineral rights business
•increased EBITDA from Liquids Pipelines primarily due to higher volumes on the Keystone Pipeline System, partially offset by the negative impact of the CER decision issued in December 2022 in respect of a tolling-related complaint pertaining to amounts invoiced in 2022
•decreased U.S. dollar-denominated EBITDA from Mexico Natural Gas Pipelines attributable to lower earnings from Guadalajara due to lower fixed revenue and higher operating costs due to a weather event, partially offset by earnings from the lateral section of the Villa de Reyes pipeline (VdR Lateral), which was placed in commercial service in third quarter 2023.
Due to the flow-through treatment of certain costs including income taxes, financial charges and depreciation in our Canadian rate-regulated pipelines, changes in these costs impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings – 2023 versus 2022
Comparable earnings increased by $274 million or $0.24 per common share for the three months ended December 31, 2023 compared to the same period in 2022 and was primarily the net effect of:
•changes in comparable EBITDA described above
•higher interest expense primarily due to long-term debt issuances, net of maturities, the foreign exchange impact on translation of increased U.S. dollar-denominated interest expense, partially offset by higher capitalized interest and reduced levels of short-term borrowings
•higher depreciation and amortization on the NGTL System from expansion facilities that were placed in service
•higher AFUDC primarily due to capital expenditures on the Southeast Gateway pipeline project, partially offset by the impact of NGTL System expansion projects that were placed in service and the suspension of AFUDC on the Tula pipeline project, effective November 1, 2023, due to the delay of an FID
•increased income tax expense due to the impact of higher comparable earnings subject to income tax and Mexico foreign exchange exposure, partially offset by lower flow-through income taxes, higher foreign income tax rate differentials and lower Mexico inflation adjustments
•impact of derivatives used to manage our net exposure to foreign exchange rate fluctuation on U.S. dollar-denominated income and our foreign exchange exposure to net liabilities in Mexico
•higher interest income and other due to higher interest earned on short-term investments and the change in fair value of other restricted investments
•higher net income attributable to non-controlling interests primarily due to the net effect of the sale of a 40 per cent non-controlling equity interest in Columbia Gas Transmission, LLC (Columbia Gas) and Columbia Gulf Transmission, LLC (Columbia Gulf) and the acquisitions of the Fluvanna Wind Farm and Blue Cloud Wind Farm (Texas Wind Farms).
Comparable earnings per common share for the three months ended December 31, 2023 reflect the dilutive effect of common shares issued in 2023 and 2022.

TC Energy Fourth Quarter News Release 2023 | 11

Outlook
Comparable EBITDA and comparable earnings
Our 2024 comparable EBITDA and comparable earnings per common share outlooks do not take into consideration the impact of the spinoff Transaction as it is subject to TC Energy shareholder approval, court approval, favourable tax rulings, other regulatory approvals and satisfaction of other customary closing conditions.
We expect our 2024 comparable EBITDA to be higher than 2023 primarily due to the following:
•growth in the NGTL System from advancement of expansion programs
•full-year impact of Bruce Power Unit 6 return to service in September 2023
•new projects anticipated to be placed in service in 2024, along with the full-year impact of projects placed in service in 2023.
Our 2024 comparable earnings per common share is expected to be lower than 2023 due to the net impact of the following:
•higher net income attributable to non-controlling interests as a result of the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf in 2023
•increase in comparable EBITDA described above
•higher AFUDC related to the Southeast Gateway pipeline.
We continue to monitor developments in energy markets, our construction projects, regulatory proceedings and our asset divestiture program for any potential impacts on the above outlooks.
Consolidated capital expenditures
In 2023, we incurred approximately $12.4 billion in capital expenditures on our secured capital program and projects under development. Prior to adjustments for non-controlling interests, we expect to incur gross capital expenditures, including capitalized interest, of approximately $8.5 to $9.0 billion in 2024 on growth projects, maintenance capital expenditures, contributions to equity investments and projects under development. We anticipate our net capital expenditures in 2024 to be approximately $8.0 to $8.5 billion after considering capital expenditures attributable to the non-controlling interests of entities we control.
The majority of our 2024 capital program is expected to be focused on the advancement of secured projects including the Southeast Gateway pipeline, U.S. Natural Gas Pipelines projects, the Coastal GasLink pipeline project, Bruce Power Major Component Replacement (MCR) programs and normal course maintenance capital expenditures.
Canadian Natural Gas Pipelines Outlook
Comparable EBITDA and comparable earnings
Canadian Natural Gas Pipelines comparable EBITDA in 2024 is expected to be consistent with 2023 mainly due to continued growth of the NGTL System as we advance expansion programs which extend and expand supply facilities, enhance delivery facilities in Alberta and provide incremental service at our major border delivery locations in response to requests for firm service on the system; offset by the Coastal GasLink incentive payment recognized in 2023 for achieving certain milestones. Due to the flow-through treatment of certain costs on our Canadian rate-regulated pipelines, changes in these costs can impact our comparable EBITDA despite having no significant effect on comparable earnings. We expect our comparable earnings in 2024 for the NGTL System and the Canadian Mainline to be consistent with 2023.
Capital expenditures
We incurred $2.6 billion in 2023 in our Canadian Natural Gas Pipelines business on growth projects and maintenance capital expenditures. We expect to incur approximately $1.2 billion in 2024, primarily on NGTL System expansion projects and maintenance capital expenditures, all of which are immediately reflected in investment base and related earnings. We also contributed $3.0 billion to our investment in Coastal GasLink LP in 2023 and expect to contribute $0.9 billion in 2024.

12 | TC Energy Fourth Quarter News Release 2023

U.S. Natural Gas Pipelines Outlook
Comparable EBITDA
U.S. Natural Gas Pipelines comparable EBITDA in 2024 is expected to be higher than 2023. This is primarily due to the completion of expansion projects in 2023 and anticipated completion of expansion projects in 2024 on the Columbia Gas and GTN systems, as well as the in-service of the Gillis Access project and higher revenues on Columbia Gas due to return on and recovery of modernization capital costs.
Capital expenditures
We incurred a total of US$2.1 billion in 2023 on our U.S. natural gas pipelines and expect to incur approximately US$1.9 billion in 2024 primarily on our Gillis Access, Columbia Gulf, ANR and Columbia Gas expansion projects and Columbia Gas Modernization III program, as well as Columbia Gas and ANR maintenance capital expenditures, the return on and recovery of, which is expected to be reflected in future tolls. We expect net capital expenditures in 2024 to be approximately US$1.4 billion after considering capital expenditures attributable to the non-controlling interests of entities we control.
Mexico Natural Gas Pipelines Outlook
Comparable EBITDA
Mexico Natural Gas Pipelines comparable EBITDA reflects long-term, stable, principally U.S. dollar-denominated transportation contracts that are affected by the cost of providing service and includes our share of equity income from our 60 per cent interest in the Sur de Texas pipeline. Due to the long-term nature of the underlying transportation contracts, comparable EBITDA is generally consistent year-over-year except when new assets are placed in service. Comparable EBITDA for 2024 is expected to be higher than 2023 due to full-year, incremental revenue from VdR Lateral that was placed in commercial service in third quarter 2023.
Capital expenditures
We incurred a total of US$1.8 billion in 2023 primarily related to the construction of the Southeast Gateway, Villa de Reyes and Tula pipelines. We expect to incur approximately US$1.6 billion in 2024 to advance construction of the Southeast Gateway and Villa de Reyes pipelines.
Liquids Pipelines Outlook
Comparable EBITDA
Comparable EBITDA in 2024 is expected to be consistent with 2023. Comparable EBITDA in 2024 does not take into consideration the impact of the spinoff Transaction as it is subject to TC Energy shareholder approval, court approval, favourable tax rulings, other regulatory approvals and satisfaction of other customary closing conditions.
Capital expenditures
We incurred a total of $44 million in 2023 primarily related to capital projects in the U.S. Gulf Coast and on our operating pipelines and expect to incur approximately $0.2 billion in 2024.

TC Energy Fourth Quarter News Release 2023 | 13

Power and Energy Solutions Outlook
Comparable EBITDA
Power and Energy Solutions comparable EBITDA in 2024 is expected to be higher than 2023 primarily from increased Bruce Power equity income due to the full year impact of Unit 6 after its return to service in September 2023 and the expected April 1, 2024 contract price increase. Lower Alberta power prices in 2024 are expected, reducing contributions from Canadian Power.
Planned maintenance at Bruce Power in 2024 is currently scheduled to begin on Unit 1 in the first quarter and on Units 5 to 8 in the second quarter. The average 2024 plant availability percentage, excluding the Unit 3 MCR program, is expected to be in the low-90 per cent range.
Capital expenditures
We incurred $0.9 billion in 2023 for our share of the Unit 3 and Unit 6 MCR programs for Bruce Power, construction of Saddlebrook Solar and other maintenance capital projects across the segment. We expect to incur approximately $0.9 billion in 2024 primarily related to our share of Bruce Power's Unit 3 and Unit 4 MCR programs.
14 | TC Energy Fourth Quarter News Release 2023

Capital program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate significant growth in earnings and cash flows. In addition, many of these projects are expected to advance our goals to reduce our own carbon footprint, as well as that of our customers.
Our capital program consists of approximately $31 billion of secured projects that represent commercially supported, committed projects that are either under construction or are in or preparing to commence the permitting stage.
Three years of maintenance capital expenditures for our businesses are included in the secured projects table. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines. Tolling arrangements in our Liquids Pipelines business provide for the recovery of maintenance capital expenditures.
During 2023, we placed approximately $5.3 billion of projects in service, which included natural gas pipeline capacity capital projects along our extensive North American asset footprint, as well as the Bruce Power Unit 6 MCR, which was declared commercially operational on September 14, 2023. In addition, approximately $2.2 billion of maintenance and modernization capital expenditures were incurred.
All projects are subject to cost and timing adjustments due to factors including weather, market conditions, route refinement, land acquisition, permitting conditions, scheduling and timing of regulatory permits, as well as other potential restrictions and uncertainties, including inflationary pressures on labour and materials. Amounts exclude capitalized interest and AFUDC, where applicable.

TC Energy Fourth Quarter News Release 2023 | 15

Secured projects
Estimated and incurred project costs referred to in the following table include 100 per cent of the capital expenditures related to projects within entities that we own or partially own and fully consolidate, as well as our share of equity contributions to fund projects within our equity investments, primarily Coastal GasLink and Bruce Power.

	Expected in-service date	Estimated project cost	Project costs incurred at December 31, 2023
(billions of $)

Canadian Natural Gas Pipelines
NGTL System	2024	0.7	0.5
	2026+	0.7	0.1
Coastal GasLink[1]	2024	5.5	4.6
Regulated maintenance capital expenditures	2024-2026	2.3	—
U.S. Natural Gas Pipelines
Modernization and other[2]	2024-2026	US 1.7	US 0.9
Delivery market projects	2025	US 1.5	US 0.2
Heartland project	2027	US 0.9	—
Other capital	2024-2028	US 1.5	US 0.5
Regulated maintenance capital expenditures	2024-2026	US 2.2	—
Mexico Natural Gas Pipelines
Villa de Reyes – south section[3]	2024	US 0.3	US 0.3
Tula[4]	—	US 0.4	US 0.3
Southeast Gateway	2025	US 4.5	US 2.4
Liquids Pipelines
Recoverable maintenance capital expenditures	2024-2026	0.3	—
Power and Energy Solutions
Bruce Power – Unit 3 MCR	2026	1.1	0.6
Bruce Power – Unit 4 MCR	2028	0.9	0.1
Bruce Power – life extension[5]	2024-2027	1.8	0.7
Other
Non-recoverable maintenance capital expenditures[6]	2024-2026	0.4	—
		26.7	11.2
Foreign exchange impact on secured projects[7]		4.2	1.5
Total secured projects (Cdn$)		30.9	12.7
1    The estimated project cost noted above represents our share of anticipated partner equity contributions to the project. Mechanical completion was achieved in November 2023. Commercial in-service of the Coastal GasLink pipeline will occur after completion of plant commissioning activities at the LNG Canada facility and upon receiving notice from LNG Canada. Refer to the Canadian Natural Gas Pipelines – Significant events section in the MD&A of our 2023 Annual Report for additional information.
2Includes 100 per cent of the capital expenditures related to our modernization program on Columbia Gas, as well as certain large-scope maintenance projects across our U.S. natural gas pipelines footprint due to their discrete nature and timing for regulatory recovery. Refer to the U.S. Natural Gas Pipelines – Significant events section in the MD&A of our 2023 Annual Report for additional information.
3We are working with the CFE on completing the remaining section of the Villa de Reyes pipeline, with an anticipated commercial in-service date in the second half of 2024. Refer to the Mexico Natural Gas Pipelines – Significant events section in the MD&A of our 2023 Annual Report for additional information.
4Estimated project cost as per contracts signed in 2022 as part of the TGNH strategic alliance between TC Energy and the CFE. We continue to evaluate the development and completion of the Tula pipeline, with the CFE, subject to a future FID and updated cost estimate. Refer to the Mexico Natural Gas Pipelines – Significant events section in the MD&A of our 2023 Annual Report for additional information.
5Reflects amounts to be invested under the Asset Management program, other life extension projects and the incremental uprate initiative. Refer to the Power and Energy Solutions – Significant events section in the MD&A of our 2023 Annual Report for additional information.
6Includes non-recoverable maintenance capital expenditures from all segments and is primarily comprised of our proportionate share of maintenance capital expenditures for Bruce Power and other assets.
7    Reflects U.S./Canada foreign exchange rate of 1.32 at December 31, 2023.
16 | TC Energy Fourth Quarter News Release 2023

Projects under development
In addition to our secured projects, we are pursuing a portfolio of quality projects in various stages of development across each of our business units. Projects under development have greater uncertainty with respect to timing and estimated project costs and are subject to corporate and regulatory approvals, unless otherwise noted. While each business segment also has additional areas of focus for further ongoing business development activities and growth opportunities, new opportunities will be assessed within our capital allocation framework in order to fit within our annual capital expenditure parameters. As these projects advance and reach necessary milestones they will be included in the Secured projects table.
Canadian Natural Gas Pipelines
We continue to focus on optimizing the utilization and value of our existing Canadian Natural Gas Pipelines assets, including in-corridor expansions, providing connectivity to LNG export terminals, connections to growing shale gas supplies and other opportunities supporting our reduction in GHG emissions intensity.
U.S. Natural Gas Pipelines
Delivery Market Projects
Projects are in development that are expected to replace, upgrade and expand certain U.S. Natural Gas Pipelines facilities while reducing emissions along portions of our pipeline systems in principal delivery markets. The enhanced facilities are expected to improve reliability of our systems and allow for additional transportation services under long-term contracts to address growing demand in the U.S. Midwest and the Mid-Atlantic regions, while reducing direct GHG emissions.
Other Opportunities
We are currently pursuing a variety of projects, including compression replacement, while furthering the electrification of our fleet, power generation and LDCs, expanding our modernization programs and in-corridor expansion opportunities on our existing systems. These projects are expected to improve the reliability of our systems with a focus on cleaner energy.
We are actively developing RNG transportation hubs within our U.S. Natural Gas Pipelines footprint. These hubs are designed to provide centralized access to existing energy transportation infrastructure for RNG sources, such as farms, wastewater treatment facilities and landfills. We believe that the development of these hubs is an important step towards the acceleration of methane capture projects and the concurrent reduction of GHG emissions.
We are also developing multiple transmission projects to link gas supply to the facilities that will serve the growing global demand for North American LNG.
Mexico Natural Gas Pipelines
On August 4, 2022, we announced a strategic alliance with the CFE, Mexico’s state-owned electric utility, to accelerate the development of natural gas infrastructure in the central and southeast regions of Mexico.
Liquids Pipelines
We remain focused on maximizing the value of our liquids assets by finding solutions to enable flexible and tailored solutions for our customers. We continue to seek ways of optimizing our existing assets by extending connectivity between supply and delivery markets. We are pursuing selective growth opportunities to add incremental value to our business and expansions that leverage latent capacity on our existing infrastructure. We remain disciplined in our approach and will position our business development activities strategically to capture opportunities within our risk preferences.
TC Energy Fourth Quarter News Release 2023 | 17

Power and Energy Solutions
Bruce Power
Life Extension Program
The continuation of Bruce Power’s life extension program will require the investment of our proportionate share of both the MCR program costs on Units 5, 7 and 8 and the remaining Asset Management program costs, which continue beyond 2033, extending the life of Units 3 to 8 and the Bruce Power site to 2064. Preparation work for the Unit 5, 7 and 8 MCRs is underway and future MCR investments will be subject to discrete decisions for each unit with specified off-ramps available to Bruce Power and the IESO. We expect to spend approximately $4.0 billion for our proportionate share of the Bruce Power MCR program costs for Units 5, 7 and 8 and the remaining Asset Management program costs beyond 2027, as well as the incremental uprate initiative discussed below.
Uprate Initiative
Bruce Power's Project 2030 has a goal of achieving a site peak output of 7,000 MW by 2033 in support of climate change targets and future clean energy needs. Project 2030 is focused on continued asset optimization, innovation and leveraging new technology, which could include integration with storage and other forms of energy, to increase the site peak output. Project 2030 is arranged in three stages with the first two stages fully approved for execution. Stage 1 started in 2019 and is expected to add 150 MW of output and Stage 2, which began in early 2022, is targeting another 200 MW.
Ontario Pumped Storage
Along with the Saugeen Ojibway Nation, our prospective partner, we continue to advance the Ontario Pumped Storage Project (OPSP), an energy storage facility located near Meaford, Ontario designed to provide 1,000 MW of flexible, clean energy to Ontario's electricity system using a process known as pumped hydro storage. Next steps to advance the OPSP include:
•working with the Ministry of Energy (Ministry) and Ontario Energy Board on the establishment of a potential long-term revenue framework by July 2024
•providing a breakdown of estimated development costs and schedule to the Ministry after which the Ministry will provide a recommendation to proceed with pre-development work within 45 days
•negotiation of cost recovery agreement with the IESO to recover eligible, prudently incurred expenses associated with pre-development work. A follow up report from the IESO to the Ministry to be provided within 60 days of estimates submission
•provide further information to assist with the Ontario government's assessment of OPSP societal and economic benefits.
A final decision to fund development costs of OPSP is subject to Cabinet approvals and Ministerial directive to the IESO to execute agreements with us.
Once in service, this project would store emission-free energy when available and provide that energy to Ontario during periods of peak demand, thereby maximizing the value of existing emission-free generation in the province.
The OPSP remains subject to approval by our Board of Directors and the Saugeen Ojibway Nation. Construction would begin in the latter part of this decade with in-service in the early 2030s, subject to receipt of regulatory and corporate approvals.

18 | TC Energy Fourth Quarter News Release 2023

Canyon Creek Pumped Storage
We are utilizing the existing site infrastructure from a decommissioned coal mine, located near Hinton, Alberta, to develop a pumped hydro storage project that is expected to have a generating capacity of 75 MW. The facility is expected to provide up to 37 hours of on-demand, flexible, clean energy and ancillary services to the Alberta electricity grid. The project has received the approval of the Alberta Utilities Commission and the required approval of the Government of Alberta for hydro projects under the Dunvegan Hydro Development Act (Alberta).
Alberta Carbon Grid
In June 2021, we announced a partnership with Pembina Pipeline Corporation to jointly develop a world-scale system which, when fully constructed, is expected to be capable of transporting and sequestering more than 20 million tonnes of CO2 annually. As an open-access system, the Alberta Carbon Grid (ACG) is intended to serve as the backbone for Alberta’s emerging carbon capture utilization and storage industry. In October 2022, ACG entered into a carbon sequestration evaluation agreement with the Government of Alberta to further evaluate one of the largest Areas of Interest (AOI) for safely storing carbon from industrial emissions in Alberta. ACG continues to progress an appraisal program needed to evaluate the suitability of our AOI, including the advancement and completion of well drilling and testing activities to support the development of a detailed Measurement, Monitoring and Verification plan required to apply for a sequestration permit.
Other Carbon Capture
We are collaborating with Minnkota Power Cooperative (Minnkota), Mitsubishi Heavy Industries and Kiewit on Project Tundra, a next-generation technology carbon capture and storage project. Project Tundra would be our first carbon capture and sequestration project in the U.S., capturing up to approximately four million tons of CO2 per annum from Minnkota’s Milton R. Young Generating Station. When constructed, Project Tundra is expected to be the largest post-combustion carbon capture project in North America and would support the continuation of baseload, reliable, power generation in the region. In December 2023, the U.S. Department of Energy and Office for Clean Energy Demonstrations announced up to US$350 million in funding for Project Tundra.
Hydrogen Hubs
We are advancing multiple hydrogen production opportunities to potentially serve long-haul transportation, power generation, large industrials and heating customers across the U.S. and Canada. We believe that measured investment in emerging technologies like hydrogen will help us expand our capabilities through energy transition, focusing on opportunities that complement our core business and where we can obtain favourable and strategically-consistent commercial arrangements such as rate regulation and/or long-term contracts.
TC Energy Fourth Quarter News Release 2023 | 19

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

NGTL System	580	502	2,201	1,853
Canadian Mainline	211	214	789	770
Other Canadian pipelines[1]	243	52	345	183
Comparable EBITDA	1,034	768	3,335	2,806
Depreciation and amortization	(342)	(312)	(1,325)	(1,198)
Comparable EBIT	692	456	2,010	1,608
Specific item:
Coastal GasLink impairment charge	—	(3,048)	(2,100)	(3,048)
Segmented earnings (losses)	692	(2,592)	(90)	(1,440)
1Includes results from Foothills, Ventures LP, Great Lakes Canada and our proportional share of income related to investments in TQM and Coastal GasLink, as well as general and administrative and business development costs related to our Canadian Natural Gas Pipelines.
For the three months ended December 31, 2023, Canadian Natural Gas Pipelines segmented earnings were $0.7 billion compared to segmented losses of $2.6 billion for the same period in 2022. Segmented losses included a pre-tax impairment charge of $3.0 billion, for the three months ended December 31, 2022, related to our equity investment in Coastal GasLink LP, which has been excluded from our calculation of comparable EBITDA and comparable EBIT. Refer to the Consolidated financial statements of our 2023 Annual Report for additional information.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are primarily affected by our approved ROE, investment base, the level of deemed common equity and incentive earnings. Changes in depreciation, financial charges and income taxes also impact comparable EBITDA, but do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Net income
NGTL System	198	185	770	708
Canadian Mainline	61	61	230	223
Average investment base
NGTL System			19,008	17,493
Canadian Mainline			3,709	3,735
Net income for the NGTL System increased by $13 million for the three months ended December 31, 2023 compared to the same period in 2022 mainly due to a higher average investment base resulting from continued system expansions. The NGTL System is operating under the 2020-2024 Revenue Requirement Settlement, which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity. This settlement provides the NGTL System the opportunity to increase depreciation rates if tolls fall below specified levels and an incentive mechanism for certain operating costs where variances from projected amounts are shared with our customers.
20 | TC Energy Fourth Quarter News Release 2023

Net income for the Canadian Mainline for the three months ended December 31, 2023 was consistent with the same period in 2022. The Canadian Mainline is operating under the 2021-2026 Mainline Settlement, which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity and an incentive to decrease costs and increase revenues on the pipeline under a beneficial sharing mechanism with our customers.
COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines increased by $266 million for the three months ended December 31, 2023 compared to the same period in 2022 due to the net effect of:
•earnings from Coastal GasLink related to the recognition of a $200 million incentive payment upon meeting certain milestones. Refer to the Canadian Natural Gas Pipelines – Significant events section in the MD&A of our 2023 Annual Report for additional information
•higher flow-through financial charges, depreciation and income taxes, as well as higher rate-base earnings on the NGTL System.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $30 million for the three months ended December 31, 2023 compared to the same period in 2022 reflecting incremental depreciation on the NGTL System from expansion facilities that were placed in service and on the Canadian Mainline due to assets placed in service on a section with higher depreciation rates per the terms of the 2021-2026 Mainline Settlement.
TC Energy Fourth Quarter News Release 2023 | 21

U.S. Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).
The table below reflects 100 per cent of comparable EBITDA on assets we own or partially own and fully consolidate, as well as equity income for assets we own an equity interest in and do not consolidate.

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2023	2022	2023	2022

Columbia Gas[1]	417	393	1,530	1,511
ANR	177	142	650	582
Columbia Gulf[1]	51	52	208	207
GTN	48	48	202	184
Great Lakes	60	49	183	178
Portland[1]	27	25	104	101
Other U.S. pipelines[2]	120	133	371	379
Comparable EBITDA	900	842	3,248	3,142
Depreciation and amortization	(176)	(171)	(692)	(681)
Comparable EBIT	724	671	2,556	2,461
Foreign exchange impact	260	239	895	742
Comparable EBIT (Cdn$)	984	910	3,451	3,203
Specific items:
Great Lakes goodwill impairment charge	—	—	—	(571)
Risk management activities	(29)	(28)	80	(15)
Segmented earnings (losses) (Cdn$)	955	882	3,531	2,617
1Includes non-controlling interest. Refer to the Corporate section for additional information.
2Reflects comparable EBITDA from our ownership in our mineral rights business (CEVCO), North Baja, Tuscarora, Bison, Crossroads and our share of equity income from Northern Border, Iroquois, Millennium and Hardy Storage, our U.S. natural gas marketing business, as well as general and administrative and business development costs related to our U.S. natural gas pipelines.
U.S. Natural Gas Pipelines segmented earnings increased by $73 million for the three months ended December 31, 2023 compared to the same period in 2022 and included unrealized gains and losses from changes in the fair value of derivatives related to our U.S. natural gas marketing business, which has been excluded from our calculation of comparable EBITDA and comparable EBIT.
Higher U.S. dollar-denominated segmented earnings for the three months ended December 31, 2023 had a positive impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2022. Refer to the Foreign exchange section for additional information.
22 | TC Energy Fourth Quarter News Release 2023

Comparable EBITDA for U.S. Natural Gas Pipelines increased by US$58 million for the three months ended December 31, 2023 compared to the same period in 2022 and was primarily due to the net effect of:
•incremental earnings from growth and modernization projects placed in service
•a net increase in earnings from additional contract sales on Columbia Gas, ANR and Great Lakes along with certain fourth quarter 2022 adjustments related to ANR regulatory deferrals
•increased equity earnings from Iroquois
•reduced earnings from our mineral rights business due to lower commodity prices
•decreased earnings due to higher operational costs, reflective of increased system utilization across our footprint, as well as higher property taxes related to projects in service.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by US$5 million for the three months ended December 31, 2023 compared to the same period in 2022 due to new projects placed in service.
TC Energy Fourth Quarter News Release 2023 | 23

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2023	2022	2023	2022

TGNH[1]	61	57	232	164
Topolobampo	38	40	157	161
Sur de Texas[2]	25	24	75	112
Guadalajara	12	18	61	73
Mazatlán	17	17	71	67
Comparable EBITDA	153	156	596	577
Depreciation and amortization	(16)	(17)	(66)	(76)
Comparable EBIT	137	139	530	501
Foreign exchange impact	49	49	186	153
Comparable EBIT (Cdn$)	186	188	716	654
Specific item:
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	(36)	(92)	80	(163)
Segmented earnings (losses) (Cdn$)	150	96	796	491
1Includes the operating sections of the Tamazunchale, Villa de Reyes and Tula pipelines.
2Includes our share of equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines segmented earnings increased by $54 million for the three months ended December 31, 2023 compared to the same period in 2022 and included a loss of $36 million (2022 – loss of $92 million) on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico, which has been excluded from our calculation of comparable EBITDA and comparable EBIT. Refer to the Consolidated financial statements of our 2023 Annual Report for additional information.
Comparable EBITDA for Mexico Natural Gas Pipelines decreased by US$3 million for the three months ended December 31, 2023 compared to the same period in 2022 due to the net effect of:
•lower earnings from Guadalajara primarily due to lower fixed revenue in accordance with the current transportation contract and higher operating costs associated with a disruption of service due to a weather event
•higher earnings in TGNH primarily related to the lateral section of the Villa de Reyes pipeline which was placed in commercial service in third quarter 2023.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization was consistent for the three months ended December 31, 2023 compared to the same period in 2022.
24 | TC Energy Fourth Quarter News Release 2023

Liquids Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Keystone Pipeline System	361	345	1,389	1,304
Intra-Alberta pipelines[1]	17	18	70	71
Other	1	1	(2)	(9)
Comparable EBITDA	379	364	1,457	1,366
Depreciation and amortization	(86)	(85)	(338)	(329)
Comparable EBIT	293	279	1,119	1,037
Specific items:
Keystone regulatory decisions	—	(27)	(57)	(27)
Keystone XL preservation and other	(5)	(10)	(18)	(25)
Liquids Pipelines business separation costs	(3)	—	(3)	—
Keystone XL asset impairment charge and other	4	118	4	118
Risk management activities	20	(38)	(34)	20
Segmented earnings (losses)	309	322	1,011	1,123
Comparable EBITDA denominated as follows:
Canadian dollars	100	87	382	383
U.S. dollars	204	204	796	754
Foreign exchange impact	75	73	279	229
Comparable EBITDA	379	364	1,457	1,366
1Includes Grand Rapids and White Spruce.
Liquids Pipelines segmented earnings decreased by $13 million for the three months ended December 31, 2023 compared to the same period in 2022 and included the following specific items, which have been excluded from our calculation of comparable EBITDA and comparable EBIT:
•pre-tax preservation and other costs for Keystone XL pipeline project assets of $5 million for the three months ended December 31, 2023 (2022 – $10 million), which could not be accrued as part of the Keystone XL asset impairment charge
•a pre-tax charge of $3 million incurred in fourth quarter 2023 due to Liquids Pipelines business separation costs related to the spinoff Transaction
•a $4 million pre-tax adjustment for the three months ended December 31, 2023 (2022 – $118 million) to the 2021 Keystone XL asset impairment charge and other resulting from the net effect of the gain on sale of Keystone XL project assets and adjustments to the estimate for contractual and legal obligations related to termination activities
•a $27 million pre-tax charge due to the CER decision issued in December 2022 in respect of a tolling-related complaint pertaining to amounts reflected in 2021 and 2022
•unrealized gains and losses from changes in the fair value of derivatives related to our liquids marketing business.
TC Energy Fourth Quarter News Release 2023 | 25

Comparable EBITDA for Liquids Pipelines increased by $15 million for the three months ended December 31, 2023 compared to the same period in 2022 primarily due to the net effect of:
•higher contracted volumes on the U.S. Gulf Coast section of the Keystone Pipeline System
•higher uncontracted volumes on the Keystone Pipeline System
•the negative impact of the CER decision issued in December 2022 in respect of a tolling-related complaint pertaining to amounts invoiced in 2022.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization was consistent for the three months ended December 31, 2023 compared with the same period in 2022.
26 | TC Energy Fourth Quarter News Release 2023

Power and Energy Solutions
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).
The table below reflects 100 per cent of comparable EBITDA on assets we own or partially own and fully consolidate, as well as equity income for assets we own an equity interest in and do not consolidate.

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Bruce Power[1]	168	140	680	552
Canadian Power	78	72	334	322
Natural Gas Storage and other[2]	20	(9)	6	33
Comparable EBITDA	266	203	1,020	907
Depreciation and amortization	(26)	(19)	(92)	(72)
Comparable EBIT	240	184	928	835
Specific items:
Bruce Power unrealized fair value adjustments	7	12	7	(17)
Risk management activities	16	102	69	15
Segmented earnings (losses)	263	298	1,004	833
1Includes our share of equity income from Bruce Power.
2Includes non-controlling interest in the Texas Wind Farms, which comprises Class A Membership Interests. Refer to the Corporate section for additional information.
Power and Energy Solutions segmented earnings decreased by $35 million for the three months ended December 31, 2023 compared to the same period in 2022 and included the following specific items, which have been excluded from our calculations of comparable EBITDA and comparable EBIT:
•our proportionate share of Bruce Power's unrealized gains and losses on funds invested for post-retirement benefits and risk management activities
•unrealized gains and losses from changes in the fair value of derivatives used to reduce commodity exposures.
Comparable EBITDA for Power and Energy Solutions increased by $63 million for the three months ended December 31, 2023 compared to the same period in 2022 primarily due to the net effect of:
•increased Natural Gas Storage and other results from higher realized Alberta natural gas storage spreads
•higher contributions from Bruce Power primarily due to realized gains on funds invested for post-retirement benefits, an increased contract price and lower operating expenses, partially offset by lower generation. Refer to the Bruce Power section for additional information
•increased Canadian Power financial results due to higher net contributions from marketing activities, partially offset by lower realized power prices.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $7 million for the three months ended December 31, 2023 compared to the same period in 2022 primarily due to the acquisition of the Texas Wind Farms in the first half of 2023.
TC Energy Fourth Quarter News Release 2023 | 27

BRUCE POWER
The following is our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended December 31		year ended December 31
(millions of $, unless otherwise noted)	2023	2022	2023	2022

Items included in comparable EBITDA and comparable EBIT are comprised of:
Revenues[1]	488	483	1,941	1,848
Operating expenses	(231)	(240)	(917)	(924)
Depreciation and other	(89)	(103)	(344)	(372)
Comparable EBITDA and comparable EBIT[2]	168	140	680	552
Bruce Power – other information
Plant availability[3,4]	85%	87%	92%	86%
Planned outage days[4]	78	70	106	302
Unplanned outage days	15	15	62	34
Sales volumes (GWh)[5]	5,147	5,250	20,447	20,610
Realized power price per MWh[6]	$93	$92	$94	$89
1Net of amounts recorded to reflect operating cost efficiencies shared with the IESO, if applicable.
2Represents our 48.3 per cent ownership interest and internal costs supporting our investment in Bruce Power. Excludes unrealized gains and losses on funds invested for post-retirement benefits and risk management activities.
3The percentage of time the plant was available to generate power, regardless of whether it was running.
4Excludes MCR outage days.
5Sales volumes include deemed generation.
6Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.
Unit 3 was taken offline on March 1, 2023 and MCR construction commenced in second quarter 2023, with a return to service expected in 2026.
A planned outage on Unit 8, which began late-third quarter, was completed in fourth quarter 2023. Plant availability in 2023 included a 94 day outage of Unit 8, of which 78 days were incurred in fourth quarter 2023.
The final cost and schedule estimate for the Unit 4 MCR program was submitted to the IESO on December 13, 2023 and received approval on February 8, 2024.

28 | TC Energy Fourth Quarter News Release 2023

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Comparable EBITDA and comparable EBIT	(5)	(4)	(14)	(20)
Specific items:
Liquids Pipelines business separation costs	(22)	—	(37)	—
Focus Project costs	(15)	—	(65)	—
Foreign exchange gains – inter-affiliate loans[1]	—	—	—	28
Segmented earnings (losses)	(42)	(4)	(116)	8
1Reported in Income (loss) from equity investments in the Condensed consolidated statement of income.
Corporate segmented losses increased by $38 million for the three months ended December 31, 2023 compared to the same period in 2022 and included the following specific items, which have been excluded from our calculation of comparable EBITDA and comparable EBIT:
•a pre-tax charge of $22 million incurred in fourth quarter 2023 due to Liquids Pipelines business separation costs related to the spinoff Transaction
•a pre-tax charge of $15 million for the three months ended December 31, 2023 related to Focus Project costs.
Comparable EBITDA and comparable EBIT for Corporate remained consistent for the three months ended December 31, 2023 compared to the same period in 2022.
INTEREST EXPENSE

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Interest expense on long-term debt and junior subordinated notes
Canadian dollar-denominated	(227)	(206)	(895)	(776)
U.S. dollar-denominated	(473)	(323)	(1,692)	(1,267)
Foreign exchange impact	(171)	(116)	(592)	(383)
	(871)	(645)	(3,179)	(2,426)
Other interest and amortization expense	(31)	(93)	(261)	(189)
Capitalized interest	62	16	187	27
Interest expense included in comparable earnings	(840)	(722)	(3,253)	(2,588)
Specific item:
Keystone regulatory decisions	(5)	—	(10)	—
Interest expense	(845)	(722)	(3,263)	(2,588)
Interest expense increased by $123 million for the three months ended December 31, 2023 compared to the same period in 2022 and included accrued carrying charges of $5 million as a result of a pre-tax charge related to the FERC Administrative Law Judge initial decision on Keystone. This decision was issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022, which has been removed from our calculation of Interest expense included in comparable earnings.
TC Energy Fourth Quarter News Release 2023 | 29

Interest expense included in comparable earnings increased by $118 million for the three months ended December 31, 2023 compared to the same period in 2022 primarily due to the net effect of:
•long-term debt issuances, net of maturities
•the foreign exchange impact on translation of increased U.S. dollar-denominated interest expense
•reduced levels of short-term borrowings
•higher capitalized interest, largely due to funding related to our investment in Coastal GasLink LP.
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Canadian dollar-denominated	21	40	102	157
U.S. dollar-denominated	81	55	350	161
Foreign exchange impact	30	20	123	51
Allowance for funds used during construction	132	115	575	369
AFUDC increased by $17 million for the three months ended December 31, 2023 compared to the same period in 2022. The decrease in Canadian dollar-denominated AFUDC is primarily related to NGTL System expansion projects placed in service. The increase in U.S. dollar-denominated AFUDC is mainly the result of capital expenditures on the Southeast Gateway pipeline project in 2023, partially offset by the suspension of AFUDC on the assets under construction for the Tula pipeline project, effective November 1, 2023 due to the delay of an FID.
FOREIGN EXCHANGE GAINS (LOSSES), NET

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Foreign exchange gains (losses), net included in comparable earnings	40	(40)	118	(8)
Specific items:
Foreign exchange gains (losses), net – intercompany loan	(55)	—	(44)	—
Foreign exchange losses – inter-affiliate loan	—	—	—	(28)
Risk management activities	104	172	246	(149)
Foreign exchange gains (losses), net	89	132	320	(185)
In the three months ended December 31, 2023, foreign exchange gains were $89 million compared to $132 million for the same period in 2022. The following specific items have been removed from our calculation of Foreign exchange gains (losses), net included in comparable earnings:
•unrealized foreign exchange gains and losses on the peso‑denominated intercompany loan between TCPL and TGNH beginning in second quarter 2023. Refer to the Non-GAAP measures section for additional information
•unrealized gains and losses from changes in the fair value of derivatives used to manage our foreign exchange risk.
Foreign exchange gains included in comparable earnings were $40 million in the three months ended December 31, 2023 compared to foreign exchange losses of $40 million in the same period in 2022. The change was primarily due to the net effect of:
•lower net realized losses on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar‑denominated income
•higher realized gains on derivatives used to manage our foreign exchange exposure to net liabilities in Mexico.
30 | TC Energy Fourth Quarter News Release 2023

INTEREST INCOME AND OTHER

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Interest income and other included in comparable earnings	121	53	278	146
Specific item:
Milepost 14 insurance expense	—	—	(36)	—
Interest income and other	121	53	242	146
In the three months ended December 31, 2023, both Interest income and other and Interest income and other included in comparable earnings increased by $68 million compared to the same period in 2022 due to higher interest earned on short-term investments and the change in fair value of other restricted investments.
INCOME TAX (EXPENSE) RECOVERY

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Income tax (expense) recovery included in comparable earnings	(288)	(259)	(1,037)	(813)
Specific items:
Coastal GasLink impairment charge	74	405	157	405
Keystone XL asset impairment charge and other	14	(123)	14	(123)
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	11	28	(25)	49
Liquids Pipelines business separation costs	2	—	6	—
Focus Project costs	6	—	17	—
Keystone regulatory decisions	1	7	15	7
Keystone XL preservation and other	1	2	4	6
Great Lakes goodwill impairment charge	—	—	—	40
Settlement of Mexico prior years' income tax assessments	—	(1)	—	(196)
Bruce Power unrealized fair value adjustments	(2)	(3)	(2)	4
Risk management activities	(28)	(52)	(91)	32
Income tax (expense) recovery	(209)	4	(942)	(589)
For the three months ended December 31, 2023, income tax expense was $209 million compared to an income tax recovery of $4 million for the same period in 2022 and included the following specific items, which have been removed from our calculation of Income tax expense included in comparable earnings, in addition to the income tax impacts of the specific items discussed in each business unit segment:
•a $74 million income tax recovery in fourth quarter 2023 related to a revised assessment of the valuation allowance and non-taxable capital losses on our equity investment in Coastal GasLink LP compared to a $405 million income tax recovery in fourth quarter 2022 related to the impairment of our equity investment in Coastal GasLink LP
•a $14 million income tax recovery in fourth quarter 2023 related to a U.S. minimum tax recovery on the 2021 Keystone XL asset impairment charge compared to a $123 million income tax expense in fourth quarter 2022 as part of the Keystone XL asset impairment charge and other that included a $96 million U.S. minimum tax expense related to the termination of the Keystone XL pipeline project.

TC Energy Fourth Quarter News Release 2023 | 31

Income tax expense included in comparable earnings increased by $29 million for the three months ended December 31, 2023 compared to the same period in 2022 primarily due to higher earnings subject to income tax and Mexico foreign exchange exposure, partially offset by lower flow-through income taxes, higher foreign income tax rate differentials and lower Mexico inflation adjustments.
NET (INCOME) LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

	Non-Controlling Interests Ownership at December 31, 2023		three months ended December 31		year ended December 31
(millions of $)			2023	2022	2023	2022

Columbia Gas and Columbia Gulf[1]	40.0%		(143)	—	(143)	—
Portland Natural Gas Transmission System	38.3%		(10)	(9)	(41)	(37)
Texas Wind Farms	100.0%	2	25	—	38	—
Net (income) loss attributable to non-controlling interests			(128)	(9)	(146)	(37)
1On October 4, 2023, we completed the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf to Global Infrastructure Partners (GIP).
2The Texas Wind Farms have tax equity investors that own 100 per cent of the Class A Membership Interests, to which a percentage of earnings, tax attributes and cash flows are allocated.
Net income attributable to non-controlling interests increased by $119 million for the three months ended December 31, 2023 compared to the same period in 2022 primarily due to the net effect of the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf and the acquisition of the Texas Wind Farms.
PREFERRED SHARE DIVIDENDS

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Preferred share dividends	(24)	(22)	(93)	(107)
Preferred share dividends remained consistent for the three months ended December 31, 2023 compared to the same period in 2022.
32 | TC Energy Fourth Quarter News Release 2023

Foreign exchange
FOREIGN EXCHANGE RELATED TO U.S. DOLLAR-DENOMINATED OPERATIONS
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. The balance of the exposure is actively managed on a rolling forward basis up to three years using foreign exchange derivatives; however, the natural exposure beyond that period remains. The net impact of the U.S. dollar movements on comparable earnings during the three months ended December 31, 2023, after considering natural offsets and economic hedges was not significant.
The components of our financial results denominated in U.S. dollars are set out in the table below, including our U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines operations along with the majority of our Liquids Pipelines business. Comparable EBITDA is a non-GAAP measure.
PRE-TAX U.S. DOLLAR-DENOMINATED INCOME AND EXPENSE ITEMS

	three months ended December 31		year ended December 31
(millions of US$)	2023	2022	2023	2022

Comparable EBITDA
U.S. Natural Gas Pipelines	900	842	3,248	3,142
Mexico Natural Gas Pipelines[1]	153	156	596	602
Liquids Pipelines	204	204	796	754
	1,257	1,202	4,640	4,498
Depreciation and amortization	(241)	(237)	(954)	(952)
Interest expense on long-term debt and junior subordinated notes	(473)	(323)	(1,692)	(1,267)
Allowance for funds used during construction	81	55	350	161
Non-controlling interests and other	(92)	(44)	(156)	(101)
	532	653	2,188	2,339
Average exchange rate - U.S. to Canadian dollars	1.36	1.36	1.35	1.30
1Excludes interest expense on our inter-affiliate loans with the Sur de Texas joint venture which was fully offset in Interest income and other. These inter-affiliate loans were fully repaid in 2022.
FOREIGN EXCHANGE RELATED TO MEXICO NATURAL GAS PIPELINES
Changes in the value of the Mexican peso against the U.S. dollar can affect our comparable earnings as a portion of our Mexico Natural Gas Pipelines monetary assets and liabilities are peso-denominated, while our financial results are denominated in U.S. dollars for our Mexico operations. These peso-denominated balances are revalued to U.S. dollars, creating foreign exchange gains and losses that are included in Income (loss) from equity investments and Foreign exchange (gains) losses, net in the Condensed consolidated statement of income.
In addition, foreign exchange gains or losses calculated for Mexico income tax purposes on the revaluation of U.S. dollar‑denominated monetary assets and liabilities result in a peso-denominated income tax exposure for these entities, leading to fluctuations in Income from equity investments and Income tax expense. This exposure increases as our U.S. dollar‑denominated net monetary liabilities grow. On January 17, 2023, a wholly-owned Mexican subsidiary entered into a US$1.8 billion senior unsecured term loan and a US$500 million senior unsecured revolving credit facility with a third party, which resulted in an additional peso-denominated income tax expense compared to 2022.
TC Energy Fourth Quarter News Release 2023 | 33

The above exposures are managed using foreign exchange derivatives, although some unhedged exposure remains. The impacts of the foreign exchange derivatives are recorded in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income. Refer to the Financial risks and financial instruments section in the MD&A of our 2023 Annual Report for additional information.
The period end exchange rates for one U.S. dollar to Mexican pesos were as follows:

December 31, 2023	16.91
December 31, 2022	19.50
December 31, 2021	20.48
A summary of the impacts of transactional foreign exchange gains and losses from changes in the value of the Mexican peso against the U.S. dollar and associated derivatives is set out in the table below:

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Comparable EBITDA - Mexico Natural Gas Pipelines[1]	(16)	(15)	(83)	(32)
Foreign exchange gains (losses), net included in comparable earnings	64	34	224	54
Income tax (expense) recovery included in comparable earnings	(38)	(9)	(133)	(11)
	10	10	8	11
1Includes the foreign exchange impacts from the Sur de Texas joint venture recorded in Income (loss) from equity investments in the Condensed consolidated statement of income.
CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended December 31		year ended December 31
(millions of $)	2023	2022	2023	2022

Net cash provided by operations	1,860	2,025	7,268	6,375
Increase (decrease) in operating working capital	(222)	128	(207)	639
Funds generated from operations	1,638	2,153	7,061	7,014
Specific items:
Current income tax expense on disposition of equity interest[1]	736	—	736	—
Liquids Pipelines business separation costs	25	—	40	—
Focus Project costs, net of current income tax	12	—	54	—
Keystone regulatory decisions, net of current income tax	5	27	53	27
Keystone XL preservation and other, net of current income tax	3	8	14	20
Current income tax expense on Keystone XL asset impairment charge and other	(14)	96	(14)	96
Milepost 14 insurance expense	—	—	36	—
Settlement of Mexico prior years' income tax assessments	—	1	—	196
Comparable funds generated from operations	2,405	2,285	7,980	7,353
1Current income tax expense related to applying an approximate 24 per cent tax rate to the tax gain on sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf. This is offset by a corresponding deferred tax recovery resulting in no net impact to tax expense.
Net cash provided by operations
Net cash provided by operations decreased by $165 million for the three months ended December 31, 2023 compared to the same period in 2022 primarily due to lower funds generated from operations, partially offset by the amount and timing of working capital changes.
34 | TC Energy Fourth Quarter News Release 2023

Comparable funds generated from operations
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our businesses by excluding the timing effects of working capital changes, as well as the cash impact of our specific items.
Comparable funds generated from operations increased by $120 million for the three months ended December 31, 2023 compared to the same period in 2022 primarily due to higher comparable EBITDA and interest on short-term investments, as well as 2023 net realized gains in contrast to 2022 net realized losses on derivatives used to manage our foreign exchange exposures, partially offset by higher interest expense.
TC Energy Fourth Quarter News Release 2023 | 35

Condensed consolidated statement of income

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $, except per share amounts)	2023	2022	2023	2022

Revenues
Canadian Natural Gas Pipelines	1,344	1,267	5,173	4,764
U.S. Natural Gas Pipelines	1,671	1,638	6,229	5,933
Mexico Natural Gas Pipelines	221	201	846	688
Liquids Pipelines	732	617	2,667	2,668
Power and Energy Solutions	268	318	1,019	924
	4,236	4,041	15,934	14,977
Income (Loss) from Equity Investments	521	291	1,377	1,054
Impairment of Equity Investment	—	(3,048)	(2,100)	(3,048)
Operating and Other Expenses
Plant operating costs and other	1,343	1,411	4,887	4,932
Commodity purchases resold	144	105	517	534
Property taxes	230	214	897	848
Depreciation and amortization	717	670	2,778	2,584
Goodwill and asset impairment charges and other	(4)	(118)	(4)	453
	2,430	2,282	9,075	9,351
Financial Charges
Interest expense	845	722	3,263	2,588
Allowance for funds used during construction	(132)	(115)	(575)	(369)
Foreign exchange (gains) losses, net	(89)	(132)	(320)	185
Interest income and other	(121)	(53)	(242)	(146)
	503	422	2,126	2,258
Income (Loss) before Income Taxes	1,824	(1,420)	4,010	1,374
Income Tax Expense (Recovery)
Current	607	(64)	931	415
Deferred	(398)	60	11	174
	209	(4)	942	589
Net Income (Loss)	1,615	(1,416)	3,068	785
Net income (loss) attributable to non-controlling interests	128	9	146	37
Net Income (Loss) Attributable to Controlling Interests	1,487	(1,425)	2,922	748
Preferred share dividends	24	22	93	107
Net Income (Loss) Attributable to Common Shares	1,463	(1,447)	2,829	641
Net Income (Loss) per Common Share
Basic and diluted	$1.41	($1.42)	$2.75	$0.64
Weighted Average Number of Common Shares (millions)
Basic	1,037	1,016	1,030	995
Diluted	1,037	1,016	1,030	996

36 | TC Energy Fourth Quarter News Release 2023

Condensed consolidated statement of cash flows

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $)	2023	2022	2023	2022

Cash Generated from Operations
Net income (loss)	1,615	(1,416)	3,068	785
Depreciation and amortization	717	670	2,778	2,584
Goodwill and asset impairment charges and other	(4)	(118)	(4)	453
Deferred income taxes	(398)	60	11	174
(Income) loss from equity investments	(521)	(291)	(1,377)	(1,054)
Impairment of equity investment	—	3,048	2,100	3,048
Distributions received from operating activities of equity investments	327	316	1,254	1,025
Employee post-retirement benefits funding, net of expense	2	(7)	(17)	(29)
Equity allowance for funds used during construction	(84)	(72)	(367)	(248)
Unrealized (gains) losses on financial instruments	(87)	(202)	(342)	135
Expected credit loss provision	34	92	(83)	163
Foreign exchange losses on loan receivable from affiliate	—	—	—	28
Other	37	73	40	(50)
(Increase) decrease in operating working capital	222	(128)	207	(639)
Net cash provided by operations	1,860	2,025	7,268	6,375
Investing Activities
Capital expenditures	(2,062)	(2,070)	(8,007)	(6,678)
Capital projects in development	(20)	(16)	(142)	(49)
Contributions to equity investments	(903)	(1,053)	(4,149)	(3,433)
Acquisitions, net of cash acquired	(5)	—	(307)	—
Loans to affiliate (issued) repaid, net	—	—	250	(11)
Keystone XL contractual recoveries	3	3	10	571
Proceeds from sale of assets, net of transaction costs	33	—	33	—
Other distributions from equity investments	7	196	23	2,632
Deferred amounts and other	35	(70)	2	(41)
Net cash (used in) provided by investing activities	(2,912)	(3,010)	(12,287)	(7,009)
Financing Activities
Notes payable issued (repaid), net	(244)	94	(6,299)	766
Long-term debt issued, net of issue costs	(3)	—	15,884	2,508
Long-term debt repaid	(1,162)	(25)	(3,772)	(1,338)
Disposition of equity interest, net of transaction costs	5,328	—	5,328	—
Junior subordinated notes issued, net of issue costs	—	—	—	1,008
Dividends on common shares	(965)	(569)	(2,787)	(3,192)
Dividends on preferred shares	(24)	(22)	(92)	(106)
Distributions to non-controlling interests	(77)	(11)	(124)	(44)
Distributions on Class C Interests	(7)	(13)	(49)	(43)
Common shares issued, net of issue costs	—	5	4	1,905
Preferred shares redeemed	—	—	—	(1,000)
Gains (losses) on settlement of financial instruments	—	—	—	23
Net cash (used in) provided by financing activities	2,846	(541)	8,093	487
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(86)	(14)	(16)	94
Increase (Decrease) in Cash and Cash Equivalents	1,708	(1,540)	3,058	(53)
Cash and Cash Equivalents
Beginning of period	1,970	2,160	620	673
Cash and Cash Equivalents
End of period	3,678	620	3,678	620
TC Energy Fourth Quarter News Release 2023 | 37

Condensed consolidated balance sheet

(unaudited - millions of Canadian $)		December 31, 2023	December 31, 2022

ASSETS
Current Assets
Cash and cash equivalents		3,678	620
Accounts receivable		4,209	3,624
Inventories		982	936
Other current assets		2,503	2,152
		11,372	7,332
Plant, Property and Equipment	net of accumulated depreciation of $36,602 and $34,629, respectively	80,569	75,940
Net Investment in Leases		2,263	1,895
Equity Investments		10,314	9,535
Restricted Investments		2,636	2,108
Regulatory Assets		2,330	1,910
Goodwill		12,532	12,843
Other Long-Term Assets		3,018	2,785
		125,034	114,348
LIABILITIES
Current Liabilities
Notes payable		—	6,262
Accounts payable and other		6,987	7,149
Dividends payable		979	930
Accrued interest		913	668
Current portion of long-term debt		2,938	1,898
		11,817	16,907
Regulatory Liabilities		4,806	4,520
Other Long-Term Liabilities		1,015	1,017
Deferred Income Tax Liabilities		8,125	7,648
Long-Term Debt		49,976	39,645
Junior Subordinated Notes		10,287	10,495
		86,026	80,232
EQUITY
Common shares, no par value		30,002	28,995
Issued and outstanding:	December 31, 2023 – 1,037 million shares December 31, 2022 – 1,018 million shares
Preferred shares		2,499	2,499
Additional paid-in capital		—	722
Retained earnings (Accumulated deficit)		(2,997)	819
Accumulated other comprehensive income (loss)		49	955
Controlling Interests		29,553	33,990
Non-Controlling Interests		9,455	126
		39,008	34,116
		125,034	114,348

38 | TC Energy Fourth Quarter News Release 2023

SEGMENTED INFORMATION

three months ended December 31, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,344	1,671	221	732	268	—		4,236
Intersegment revenues	—	25	—	—	—	(25)	[2]	—
	1,344	1,696	221	732	268	(25)		4,236
Income (loss) from equity investments	205	97	26	18	175	—		521
Plant operating costs and other[3]	(439)	(442)	(75)	(226)	(144)	(17)	[2]	(1,343)
Commodity purchase resold	—	(30)	—	(106)	(8)	—		(144)
Property taxes	(76)	(125)	—	(27)	(2)	—		(230)
Depreciation and amortization	(342)	(241)	(22)	(86)	(26)	—		(717)
Goodwill and asset impairment charges and other	—	—	—	4	—	—		4
Segmented Earnings (Losses)	692	955	150	309	263	(42)		2,327
Interest expense								(845)
Allowance for funds used during construction								132
Foreign exchange gains (losses), net								89
Interest income and other								121
Income (Loss) before Income Taxes								1,824
Income tax (expense) recovery								(209)
Net Income (Loss)								1,615
Net (income) loss attributable to non-controlling interests								(128)
Net Income (Loss) Attributable to Controlling Interests								1,487
Preferred share dividends								(24)
Net Income (Loss) Attributable to Common Shares								1,463
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3The Mexico Natural Gas Pipelines segment includes an expense of $32 million on the ECL provision with respect to the net investment in leases associated with the in-service TGNH pipelines and an expense of $2 million on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. Equity earnings in Sur de Texas includes an expense of $2 million on the ECL provision for contract assets which is included in Income (loss) from equity investments in the Condensed consolidated statement of income.
TC Energy Fourth Quarter News Release 2023 | 39

three months ended December 31, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,267	1,638	201	617	318	—		4,041
Intersegment revenues	—	29	—	—	—	(29)	[2]	—
	1,267	1,667	201	617	318	(29)		4,041
Income (loss) from equity investments	4	93	26	14	154	—		291
Impairment of equity investment	(3,048)	—	—	—	—	—		(3,048)
Plant operating costs and other[3]	(433)	(536)	(109)	(211)	(147)	25	[2]	(1,411)
Commodity purchase resold	—	—	—	(98)	(7)	—		(105)
Property taxes	(70)	(110)	—	(33)	(1)	—		(214)
Depreciation and amortization	(312)	(232)	(22)	(85)	(19)	—		(670)
Goodwill and asset impairment charges and other	—	—	—	118	—	—		118
Segmented Earnings (Losses)	(2,592)	882	96	322	298	(4)		(998)
Interest expense								(722)
Allowance for funds used during construction								115
Foreign exchange gains (losses), net								132
Interest income and other								53
Income (Loss) before Income Taxes								(1,420)
Income tax (expense) recovery								4
Net Income (Loss)								(1,416)
Net (income) loss attributable to non-controlling interests								(9)
Net Income (Loss) Attributable to Controlling Interests								(1,425)
Preferred share dividends								(22)
Net Income (Loss) Attributable to Common Shares								(1,447)
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3The Mexico Natural Gas Pipelines segment includes an expense of $78 million on the ECL provision with respect to the net investment in leases associated with the in-service TGNH pipelines and an expense of $14 million on the ECL provision for contract assets related to certain other Mexico natural gas pipelines.
40 | TC Energy Fourth Quarter News Release 2023

year ended December 31, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	5,173	6,229	846	2,667	1,019	—		15,934
Intersegment revenues	—	101	—	—	22	(123)	[2]	—
	5,173	6,330	846	2,667	1,041	(123)		15,934
Income (loss) from equity investments	220	324	78	67	688	—		1,377
Impairment of equity investment	(2,100)	—	—	—	—	—		(2,100)
Plant operating costs and other[3]	(1,756)	(1,660)	(39)	(836)	(603)	7	[2]	(4,887)
Commodity purchase resold	—	(56)	—	(437)	(24)	—		(517)
Property taxes	(302)	(473)	—	(116)	(6)	—		(897)
Depreciation and amortization	(1,325)	(934)	(89)	(338)	(92)	—		(2,778)
Goodwill and asset impairment charges and other	—	—	—	4	—	—		4
Segmented Earnings (Losses)	(90)	3,531	796	1,011	1,004	(116)		6,136
Interest expense								(3,263)
Allowance for funds used during construction								575
Foreign exchange gains (losses), net								320
Interest income and other								242
Income (Loss) before Income Taxes								4,010
Income tax (expense) recovery								(942)
Net Income (Loss)								3,068
Net (income) loss attributable to non-controlling interests								(146)
Net Income (Loss) Attributable to Controlling Interests								2,922
Preferred share dividends								(93)
Net Income (Loss) Attributable to Common Shares								2,829
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3The Mexico Natural Gas Pipelines segment includes a recovery of $73 million on the ECL provision with respect to the net investment in leases associated with the in-service TGNH pipelines and a recovery of $10 million on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. Equity earnings in Sur de Texas includes an expense of $3 million on the ECL provision for contract assets which is included in Income (loss) from equity investments in the Condensed consolidated statement of income.
TC Energy Fourth Quarter News Release 2023 | 41

year ended December 31, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	4,764	5,933	688	2,668	924	—		14,977
Intersegment revenues	—	132	—	—	12	(144)	[2]	—
	4,764	6,065	688	2,668	936	(144)		14,977
Income (loss) from equity investments	18	292	122	55	539	28	[3]	1,054
Impairment of equity investment	(3,048)	—	—	—	—	—		(3,048)
Plant operating costs and other[4]	(1,679)	(1,856)	(221)	(756)	(544)	124	[2]	(4,932)
Commodity purchase resold	—	—	—	(512)	(22)	—		(534)
Property taxes	(297)	(426)	—	(121)	(4)	—		(848)
Depreciation and amortization	(1,198)	(887)	(98)	(329)	(72)	—		(2,584)
Goodwill and asset impairment charges and other	—	(571)	—	118	—	—		(453)
Segmented Earnings (Losses)	(1,440)	2,617	491	1,123	833	8		3,632
Interest expense								(2,588)
Allowance for funds used during construction								369
Foreign exchange gains (losses), net[3]								(185)
Interest income and other								146
Income (Loss) before Income Taxes								1,374
Income tax (expense) recovery								(589)
Net Income (Loss)								785
Net (income) loss attributable to non-controlling interests								(37)
Net Income (Loss) Attributable to Controlling Interests								748
Preferred share dividends								(107)
Net Income (Loss) Attributable to Common Shares								641
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income (loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains (losses) on the peso-denominated loans from affiliates which are fully offset in Foreign exchange gains (losses), net by the corresponding foreign exchange gains (losses) on an affiliate receivable balance until March 15, 2022, when it was fully repaid upon maturity.
4The Mexico Natural Gas Pipelines segment includes an expense of $149 million on the ECL provision with respect to the net investment in leases associated with the in-service TGNH pipelines and an expense of $14 million on the ECL provision for contract assets related to certain other Mexico natural gas pipelines.
Total Assets by Segment

(unaudited - millions of Canadian $)	December 31, 2023	December 31, 2022

Canadian Natural Gas Pipelines	29,782	27,456
U.S. Natural Gas Pipelines	50,499	50,038
Mexico Natural Gas Pipelines	12,003	9,231
Liquids Pipelines	15,490	15,587
Power and Energy Solutions	9,525	8,272
Corporate	7,735	3,764
	125,034	114,348
42 | TC Energy Fourth Quarter News Release 2023